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                             [MET-COIL LETTERHEAD]
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FOR RELEASE:                                    CONTACT:
            IMMEDIATELY                                  TAMMY HUBACEK


                    MET-COIL REPORTS PROFIT FOR FIRST QUARTER


CEDAR RAPIDS, IA - OCTOBER 5, 1998 - Met-Coil Systems Corporation (METS) announces a profitable first quarter and improved gross margin.

Met-Coil is a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market.

"Revenues have exceeded $10 million per quarter for six consecutive quarters", reports Jim Heitt, President and Chief Operating Officer of Met-Coil. Order backlog at the end of the first quarter was $18.1 million, which is the highest since 1995, compared to $16.8 million one year ago.

FIRST QUARTER RESULTS
Revenue of $10.4 million for the first quarter ended August 31, 1998 remained highly consistent with the first quarter of last year, which was also $10.4 million. Net income for the first quarter was $867,000, $.21 diluted earnings per common share (which included income tax credits of $265,000) compared to net income of $177,000 or $.01 diluted earnings per share one year ago. The income tax credits relate to a reduction in the Company's deferred tax asset valuation allowance.

Gross margin improved 2% in the first quarter due to lower materials cost for the products being manufactured, compared to the same period last year. Due to debt reduction over the past year, interest expense decreased by 26%.

Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units and affiliates include Iowa Precision Industries, Inc. also in Cedar Rapids; Met-Coil Ltd., Ayase, Japan; and The Lockformer Company and Met-Coil Ltd.-USA, both in Lisle, Illinois. The Company markets its machinery and metal fabrication systems primarily through a worldwide distributor network.

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